SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SAExploration Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

78636X873
(CUSIP Number)

December 31, 2018
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78636X873	13G/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 940,679 shares of Common Stock (including 639,762 shares of Common Stock issuable upon exercise of warrants) (See Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 940,679 shares of Common Stock (including 639,762 shares of Common Stock issuable upon exercise of warrants) (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 940,679 shares of Common Stock (including 639,762 shares of Common Stock issuable upon exercise of warrants) (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IA, OO

* As more fully described in Item 4, the reported warrants are subject to the 9.99% Blocker (as defined in Item 4(b)) and the percentage set forth in row (11) gives effect to the 9.99% Blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise in full of the reported warrants and do not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 78636X873	13G/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS 1992 MSF International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 712,581 shares of Common Stock (including 474,664 shares of Common Stock issuable upon exercise of warrants) (See Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 712,581 shares of Common Stock (including 474,664 shares of Common Stock issuable upon exercise of warrants) (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,581 shares of Common Stock (including 474,664 shares of Common Stock issuable upon exercise of warrants) (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, the reported warrants are subject to the 9.99% Blocker and the percentage set forth in row (11) gives effect to the 9.99% Blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise in full of the reported warrants and do not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 78636X873	13G/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS 1992 Tactical Credit Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 228,098 shares of Common Stock (including 165,098 shares of Common Stock issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 228,098 shares of Common Stock (including 165,098 shares of Common Stock issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,098 shares of Common Stock (including 165,098 shares of Common Stock issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.98%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 78636X873	13G/A	Page 5 of 10 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is SAExploration Holdings, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: State of Delaware

(ii)	1992 MSF International Ltd. c/o Highbridge Capital Management, LLC 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: Cayman Islands

(iii)	1992 Tactical Credit Master Fund, L.P. 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: State of Delaware

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

78636X873

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

CUSIP No. 78636X873	13G/A	Page 6 of 10 Pages

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________________

Item 4.	OWNERSHIP.

(a)	Amount beneficially owned:

As of December 31, 2018, subject to the 9.99% Blocker (as defined in Item 4(b)) (i) 1992 MSF International Ltd. may be deemed to beneficially own 712,581 shares of Common Stock (including 474,664 shares of Common Stock issuable upon exercise of warrants), (ii) 1992 Tactical Credit Master Fund, L.P. may be deemed to beneficially own 228,098 shares of Common Stock (including 165,098 shares of Common Stock issuable upon exercise of warrants) and (iii) Highbridge Capital Management, LLC, as the trading manager of 1992 MSF International Ltd. and 1992 Tactical Credit Master Fund, L.P., may be deemed to be the beneficial owner of the 940,679 shares of Common Stock (including 639,762 shares of Common Stock issuable upon exercise of warrants) held by 1992 MSF International Ltd. and 1992 Tactical Credit Master Fund, L.P.

(b)	Percent of class:

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 3,100,496 shares of Common Stock outstanding as of December 4, 2018, as reported in the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 10, 2018, and assumes the exercise of the reported warrants subject to the 9.99% Blocker. Therefore, as of December 31, 2018, (i) 1992 MSF International Ltd. may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock, (ii) 1992 Tactical Credit Master Fund, L.P. may be deemed to beneficially own 6.98% of the outstanding shares of Common Stock and (iii) Highbridge Capital Management, LLC may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock.

CUSIP No. 78636X873	13G/A	Page 7 of 10 Pages

Pursuant to the terms of the reported warrants, the Reporting Persons cannot exercise any of the reported warrants if the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker") and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of such reported warrants due to the 9.99% Blocker.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock (including the shares of Common Stock issuable upon exercise of the warrants issued) held by 1992 MSF International Ltd. and 1992 Tactical Credit Master Fund, L.P.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

See Item 4(a)

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 78636X873	13G/A	Page 8 of 10 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 78636X873	13G/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2019

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 TACTICAL CREDIT MASTER FUND, L.P.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

CUSIP No. 78636X873	13G/A	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 14, 2019

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 TACTICAL CREDIT MASTER FUND, L.P.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director